Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 2054
U.S.A.

May 12, 2006

Re:	Royal & Sun Alliance Insurance Group plc Form 20-F for the fiscal year ended December 31, 2004 File Number: 001-15146

Dear Mr. Rosenberg,

Thank you for your comments of May 4, 2006 relating to your review of our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the “Form 20-F”) , our responses of October 20, 2005 to your comment letter of September 22, 2005,our responses of December 19, 2005 to your comment letter of November 28, 2005 and our responses of March 31,2006 to your comment letter of March 9,2006. As Chief Financial Officer of Royal & Sun Alliance Insurance Group plc (“Royal & Sun Alliance”), I will respond on Royal & Sun Alliance’s behalf.

For your convenience, we have reproduced each of your comments (in italics) immediately before our response. We will also ensure that this letter of response is filed on EDGAR under the form label CORRESP.

You noted the following areas where some additional disclosure would enhance our reporting and asked us to consider the following:

1.	To provide more detail on our methodology used in setting reserves and discuss whether the methodology we apply is consistent from year to year.
2.	To provide a more detailed description of our reserving methodology and approach to uncertainty within the reserves.
3.	To provide a discussion of the key assumptions used, the impact of changes in these assumptions, and how these might impact future years.
4.	Whether it would be relevant to include some of the additional detail on our approach to reserving for asbestos set out in Appendix 2 of our letter of March 31,2006.

You also queried whether the description of reserve movements included reconciled to the loss development tables. Specifically you noted a movement of £294 million in reserve movements for 2004 on page F-113, which differed from the £338 million included in the narrative.

Our response

1.	To provide more detail on our methodology used in setting reserves and discuss whether the methodology that we apply is consistent from year to year.
2.	To provide a more detailed description of our reserving methodology and approach to uncertainty within the reserves.

In response to these points we set out below a more detailed description on our reserving process which we propose to include in our 2005 filing. This also sets out the approach that we take to address uncertainty. The following is indicative of the disclosures we propose to include within the Critical Accounting Policies section.

“In making its judgment of the Best Estimate of Reserves, management considers the following information: the opinions of the Group’s actuaries; how past actuarial estimates have turned out in practice; the views of third parties; and the underlying risk environment for claims settlements. In making its judgment management’s aim is that, over the longer term, reserves should be more likely to run off favorably than adversely. However there can be no assurance that reserves will not develop adversely and exceed management’s current Best Estimate.

In 2005 a formal Reserving Policy was introduced. This Policy essentially codified existing practice and strengthened the control of the reserving process. The underlying calculation processes were not materially changed by the introduction of this Policy.”

3.	To provide a discussion of the key assumptions used, the impact of changes in these assumptions and how these might impact future years.

We set out below the draft disclosure on reserve movements for 2005, which highlights the effect of changes in previous assumptions and indicates how these trends might impact in future years. This is indicative of the disclosure we propose to include within our 2005 description of Loss Reserve Development.

2005 Reserving

In 2005 we experienced net favorable reserve development of £aaa million. Within the overall amount favorable development from the most recent accident years was partly offset by adverse development from earlier accident years.

There were four main areas where significant reserve movements occurred in 2005:

•	Commercial Property worldwide. These are short-tailed classes of business where estimates are made using assumptions based on actual paid claims and case reserves. For the most recent accident year such an assessment at the end of that accident year is based on incomplete information including estimates of the impact of recent events (e.g., the Asian Tsunami in 2004). The ultimate outcome for the most recent accident year at the end of that year is necessarily uncertain. In 2005 there was favorable development of £bbb million in this class.

At the end of 2005 we have used a similar approach in reserving Commercial Property business as in previous years. Should the loss ratio for this business turn out to be 10% more or less than currently estimated then a favorable or adverse movement of £ccc million or £ddd million respectively would occur.

•	Asbestos – U.K. risks written in the U.K.. In 2005 there was adverse development of [£45 million]. As described on page pp estimating reserves for U.K. asbestos risks written in the U.K. requires assumptions to be made on future claim frequency and severity. In 2005 we observed a continuation of a trend first seen in 2004 of higher mesothelioma claims numbers than expected. It is not yet clear whether this trend reflects an acceleration of expected claims due to improved diagnosis techniques or simply a change to higher levels of claim numbers. We also saw slightly higher average claim settlements than expected, probably due to a disproportionate number of larger claim payments. Allowing for these factors in making assumptions at the end of 2005 caused the reserve estimate to increase.

Should mesothelioma claim numbers increase by 20% compared with the current assumption then adverse reserve movements of £63 million undiscounted (£27 million discounted) will be experienced. Should claim severity prove to be 5% higher than currently assumed then the adverse reserve movement will be £16 million undiscounted (£7 million discounted). Both these levels of movements are within recent experience.

Additional information showing the changes in survival ratios for these reserves is shown on page pp.

•	Swedish Personal Accident. In 2005 we experienced adverse development of £gg million in this class. Historically reserves for this very long-tailed class of business have been estimated using paid development methods due to concerns about the reliability of incurred data. In 2005 considerable unexpected case development was observed due to an increase in the frequency of cases diagnosed with certain medical conditions such as stress. Consequently greater weight has been placed on the incurred data to estimate the reserves.

Should full weight be given to incurred data rather than paid data then further adverse movement of £hhh million will be observed.

•	U.S. Workers Compensation. In 2005, there was prior year adverse development of £37 million. The primary factor for this development was higher than expected emergence in case reserves for business written in the period 1996-2000. Actual case emergence in 2005 was £21 million, an amount significantly higher than expected. The underlying causes of this increase were greater than anticipated medical inflation and higher than expected levels of re-opened claims. This emergence led to a reassessment of the development factor assumptions used for all accident years and hence to the higher reserve estimates. If the paid loss development patterns increase by 7.5%, a change that is within historical variation, the estimated reserves would increase by £64 million.

In addition to the major movements described above we have also seen a number of more minor movements, both favorable and adverse, as actual claims experience emerges. This is a consequence of the inherent uncertainty of the reserving process. In 2005 the majority of these movements were favorable, particularly for the most recent accident years, due to the same reasons explained in the Commercial Property discussion above.

4.	Whether it would be relevant to include some of the additional detail on our approach to reserving for asbestos set out in Appendix 2 of our letter of March 31, 2006.

In our response of March 31, 2006 we included as Appendix 2 a lengthy description of how estimates for U.S. Asbestos losses are calculated. We indicated that we did not intend to include this in our 2005 filing. During our telecom with you on May 4, 2006, you indicated that it might be useful to include some quantification of elements of the methodology within our 2005 filing.

During 2005 reserves for U.S. Asbestos developed in line with the assumptions made. Our main focus for detailed explanation within the filing will be around those classes of business where developments were significantly different from those assumed. Therefore we do not propose to include in the 2005 filing any further details on the U.S. Asbestos reserves other than that included in Appendix 1 of our letter of March 31. It should be noted that this disclosure provides additional detail on U.S. asbestos reserves, including survival ratios, compared with the 2004 filing.

We will also set out information in regard to the level of U.S. asbestos reserves at December 31, 2005 and the impact on the level of such reserves should the emergence rate increase by 15%.

You also queried whether the description of reserve movements included reconciled to the loss development tables. Specifically you noted a movement of £294 million in reserve movements for 2004 on page F-113, which differed from the £338 million included in the narrative.

The amount of £294 million quoted on page F-113 is under U.S. GAAP. The £338 million included in the narrative on page 43 is as per the consolidated net loss development table also on page 43 which is prepared under U.K. GAAP. There are differences in treatment between U.S. GAAP and U.K. GAAP for loss reserves, in particular in relation to claims discounting.

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As requested, on Royal & Sun Alliance’s behalf, I hereby acknowledge that:

a.	Royal & Sun Alliance is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;
b.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any actions with respect to the filing; and

c.	Royal & Sun Alliance may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any comments or queries on this matter please do not hesitate to contact me on +44 20 7111 7117.

Yours sincerely,

George Culmer
Chief Financial Officer